SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“The International Olympic Committee has awarded the right to América Móvil to broadcast the Olympic Winter Games in 2014 and the Olympic Games in 2016”

Mexico City, Mexico, March 21, 2013. América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), announced today that the International Olympic Committee (“IOC”), has awarded it the right to broadcast the XXII Olympic Winter Games in Sochi, Russia in 2014 and the Games of the XXXI Olympiad in Rio de Janeiro, Brazil in 2016. AMX has acquired broadcast rights on all media platforms across Latin America*.

IOC President Jacques Rogge said: “In 2016 the Olympic Games in Rio will be a significant moment in Olympic history, and we are very pleased to have reached this important agreement to ensure fans across the continent are able to have the best broadcast experience of the Games.”

IOC Executive Board member Richard Carrión, who led the negotiations, said: “We are delighted to have reached this agreement with AMX who are a new partner for the IOC. They demonstrated a clear passion for the Olympic values and are excited about the Games coming to Latin America in 2016. The IOC negotiates broadcast rights on behalf of the Olympic Movement and we believe this is a great deal for our stakeholders. The agreement ensures there will continue to be free Olympic Games television coverage across Latin America, but also allows viewers the choice of following the action on other media platforms as well.”

Arturo Elías Ayub, Communications VP of Grupo Carso, said: “We are extremely pleased with this successful agreement of AMX with the IOC. The Olympic Games will be broadcast on all media platforms across Latin America, supporting the global transmission through new technologies, helping millions of people in Latin America to have access to the biggest international sporting event. We share the Olympic ideals and look forward to working together with the IOC”.

(*) Argentina, Bolivia, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela.

About AMX

AMX is the leading provider of wireless services in Latin America. As of December 31, 2012, it had approximately 261.6 million wireless subscribers and approximately 64.1 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact